02018900

NB 5/31/02

VF 6-3-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 30 2002
WASH. D.C. 152 SECTION

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/01** (MM/DD/YY) AND ENDING **03/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

THORPE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WEST BROADWAY SUITE 500
(No. and Street)

SALT LAKE CITY	**UTAH**	**84101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(801) 519-0505
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	**SALT LAKE CITY**	**UTAH**	**84180-1128**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Devin D. Thorpe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THORPE CAPITAL, INC.**, as of **March 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

NOTARY PUBLIC
Sandra N. Spencer
345 E. 300 So. #200
Salt Lake City, Utah 84111
My Commission Expires
June 5, 2005
STATE OF UTAH

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

(801) 532-22
Fax (801) 532-7944
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
www.hbmcpas.com

REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors
Thorpe Capital, Inc.

We have audited the accompanying statements of financial condition of Thorpe Capital, Inc. as of March 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the year ended March 31, 2002 and for the period from February 15, 2001 (date of inception) through March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thorpe Capital, Inc. as of March 31, 2002 and 2001, and the results of its operations and cash flows for the year ended March 31, 2002 and for the period from February 15, 2001 (date of inception) through March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 23, 2002

THORPE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	March 31, 2002	March 31, 2001
Cash	$ 8,931	$ 6,113
Current Assets	8,931	6,113
Total Assets	$ 8,931	$ 6,113

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities	$ —	$ 100
Stockholders' Equity		
Common stock - 50,000 shares authorized; 1,000 shares issued and outstanding; no par value	17,000	9,908
Accumulated deficit	(8,069)	(3,895)
Total Stockholders' Equity	8,931	6,013
Total Liabilities And Stockholders' Equity	$ 8,931	$ 6,113

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2002	For the Period From Inception (February 15, 2001) Through March 31, 2001
Revenues		
Commissions income	$ 11,000	$ —
Interest income	185	13
	11,185	13
Expenses		
Salaries and wages	10,655	—
Other operating expenses	4,704	3,908
Net Loss	$ (4,174)	$ (3,895)

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amounts	Deficit	Equity
Balance at February 15, 2001	$ —	$ —	$ —	$ —
Shares issued upon incorporation	1,000	—	—	—
Contributed capital	—	9,908	—	9,908
Net Loss	—	—	(3,895)	(3,895)
Balance at March 31, 2001	1,000	9,908	(3,895)	6,013
Contributed capital	—	7,092	—	7,092
Net Loss	—	—	(4,174)	(4,174)
Balance at March 31, 2002	1,000	$ 17,000	$ (8,069)	$ 8,931

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
STATEMENT OF CASH FLOWS

	For the Year Ended March 31, 2002	For the Period From Inception (February 15, 2001) Through March 31, 2001
Cash Flows From Operating Activities		
Net loss	$ (4,174)	$ (3,895)
Adjustments to reconcile net loss to cash flows from operating activities:		
Changes in assets and liabilities:		
Accounts payable	(100)	100
Net Cash Used In Operating Activities	(4,274)	(3,795)
Cash Flows From Financing Activities		
Capital contribution	7,092	9,908
Net Cash provided by Financing Activities	7,092	9,908
Net Cash Increase	2,818	6,113
Cash At Beginning of Year	6,113	—
Cash At End of Year	$ 8,931	$ 6,113
Supplemental Information		
Taxes paid	$ 100	$ —

The accompanying notes are an integral part of these financial statements.

THORPE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Thorpe Capital, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer. The Company's principal market is Utah.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

Income Taxes — Income taxes are provided using the liability method of accounting in accordance with SFAS 109, *Accounting for Income Taxes*. A deferred tax asset or liability is recorded for temporary differences between financial and tax reporting bases. A valuation allowance is recorded when it is unlikely that the net deferred tax assets will be realized through future operations.

NOTE 2--INCOME TAX

For federal income tax purposes, the Company has $8,069 of net operating loss carry forwards as of March 31, 2002. These net operating loss carry forwards expire between the years 2017 and 2021.

Deferred tax assets as of March 31 consisted of the following:

	2002	2001
Federal	$ 1,150	$ 555
State	403	195
Total	1,553	750
Valuation Allowance	(1,553)	(750)
Total	$ —	$ —

The deferred tax asset is the result of net operating loss carryforwards. A valuation allowance was assessed due to the uncertainty that the deferred tax asset will be realized in future periods. During the year ended March 31, 2002 the valuation allowance increased $803.

NOTE 3--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At March 31, 2002, the Company had net capital of $8,931 which was $3,931 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4 -- RELATED PARTY TRANSACTIONS

The Company is 100% wholly owned by Thorpe Advisory Service. During the year ended March 31, 2002 and the period from February 15, 2001 (Date of Inception) through March 31, 2001, Thorpe Advisory Service contributed $7,092 and $9,908, respectively, to the Company. The Company has accounted for these contributions as contributed capital.

SUPPLEMENTAL INFORMATION

THORPE CAPITAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
MARCH 31, 2002

Total stockholders' equity	$	8,931
Less non-allowable assets		—
Net Capital		8,931
Net capital per Focus Report dated March 31, 2002		8,931
Difference	$	—
Aggregate Indebtedness	$	—
Computation of Basic Net Capital Requirement		
Net capital	$	8,931
Minimum net capital required		5,000
Excess Net Capital	$	3,931
Ratio of Aggregate Indebtedness to Net Capital		—
Ratio of Aggregate Indebtedness to Net Capital Per the Focus Report		—
Difference		—

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

(801) 532-2200
Fax (801) 532-7944
5 Triad Center, Suite 750
Salt Lake City, Utah 84180
www.hbmcpas.com

ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Thorpe Capital, Inc.

In planning and performing our audit of the financial statements of Thorpe Capital, Inc. for the year ended March 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
May 23, 2002

THORPE CAPITAL, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT ACCOUNTANTS
AND
FINANCIAL STATEMENTS

March 31, 2002 and 2001

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

THORPE CAPITAL, INC.

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